Exhibit 99.8

Amended and Restated

2004 Stock Option Plan

June 25, 2004

BIOVAIL CORPORATION

AMENDED AND RESTATED

2004 STOCK OPTION PLAN

ARTICLE 1
PURPOSE

1.1                               Purpose

The purpose of this Plan is to assist the Company in attracting, retaining and motivating key employees, officers and directors by granting to them, and to others providing services to the Company, its subsidiaries and affiliates, options to purchase common shares in the capital of the Company.

ARTICLE 2
INTERPRETATION

2.1                               Definitions

When used herein, unless the context otherwise requires, the following terms have the following meanings, respectively:

“Acquiror” has the meaning set forth in Subsection 4.9(e) of this Plan;

“Affiliated Entity” means an “affiliated entity” (as defined in MI 45-105) of the Company;

“Associate” has the meaning given to it in MI 45-105;

“Board” means the board of directors of the Company;

“Change in Control” has the meaning set forth in Section 4.9 of this Plan;

“Canadian Option” means an Option for which the Exercise Price is stated and payable in Canadian dollars;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Committee” has the meaning set forth in Section 3.2 of this Plan;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Biovail Corporation, a corporation incorporated under the laws of Ontario, and its successors;

“Consultant Participant” means an individual, other than an Employee Participant or an Executive Participant, who is a “consultant” (as defined in MI 45-105) and includes a Consultant Participant’s Permitted Assigns;

“Date of Grant” means, for any Option, the date specified by the Board at the time it grants the Option (which cannot be earlier than the date of grant) or, if no such date is specified, the date upon which the Option was granted;

“Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliated Entities, or the use in any manner other than in the furtherance of the Company’s or an Affiliated Entity’s business, without written authorization from the Company, of any confidential information or proprietary information relating to the business of the Company or its Affiliated Entities that is acquired by a Participant prior to the Participant’s Termination Date; (b) activity by the Participant while employed or performing services that results, or if known could result, in the Participant’s termination of service that is classified by the Company as a termination for cause; (c) any attempt, directly or indirectly, to solicit, induce or hire (or the identification for solicitation, inducement or hiring of) any non-clerical employee of the Company or its Affiliated Entities to be employed by, or to perform services for, the Participant or any Person with which the Participant is associated (including, but not limited to, due to the Participant’s employment by, consultancy for, equity interest in, or creditor relationship with such Person) or any Person from which the Participant receives direct or indirect compensation or fees as a result of such solicitation, inducement or hire (or the identification for solicitation, inducement or hire) without, in all cases, written authorization from the Company; (d) any attempt, directly or indirectly, to solicit in a competitive manner any current or prospective customer of the Company or its Affiliated Entities without written authorization from the Company; (e) the Participant’s Disparagement, or inducement of others to engage in Disparagement, of the Company or its Affiliated Entities or their past and present officers, directors, employees or products; (f) without written authorization from the Company, the direct or indirect engaging in any business or organization competitive with the Company or its Affiliated Entities or the rendering of services to any such organization or business if such organization or business is otherwise prejudicial to, or in conflict with, the interests of the Company or its Affiliated Entities; provided, however, that competitive activities shall be only those competitive with any business unit or Affiliated Entity of the Company with regard to which the Participant performed services at any time within the year prior to the Participant’s Termination Date; or (g) material breach of any agreement between the Participant and the Company or an Affiliated Entity (including, without limitation, any employment agreement or non-competition or non-solicitation agreement).  For purposes of sub-sections (a), (c), (d) and (f) above, the Chairman of the Board or the Chief Executive Officer of the Company shall have authority to provide the Participant with written authorization to engage in the activities contemplated thereby and no other person shall have authority to provide the Participant with such authorization;

“Director” means a member of the board of directors of the Company or of an Affiliated Entity;

“Disabled” or “Disability” means the permanent and total incapacity of an Optionee as determined in accordance with procedures established by the Board for purposes of this Plan;

“Disparagement” means making comments or statements to (x) the press, (y) the Company’s or an Affiliated Entity’s employees or consultants, or (z) any individual or entity with whom the Company or its Affiliated Entities has a business relationship, in each case that could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliated Entities (including, without limitation, any products or business plans or prospects); or (b) the business prospects or reputation of the Company or its Affiliated Entities, any of their products, or their past or present officers, directors or employees;

“Employee Participant” means a full-time, part-time employee or contract employee (other than an Executive Participant or Consultant Participant) of the Company or of an Affiliated Entity and includes an Employee Participant’s Permitted Assigns;

“Executive Participant” means a Director or an officer of the Company or of an Affiliated Entity and includes an Executive Participant’s Permitted Assigns;

“Exercise Notice” means a notice in writing, in the form set out in Schedule B or such successor form as the Board may adopt from time to time, signed by an Optionee and stating the Optionee’s intention to exercise a particular Option;

“Exercise Price” means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

“Exercise Period” means the period of time during which an Option granted under this Plan may be exercised (provided however that the Exercise Period may not exceed 10 years from the relevant Date of Grant);

“Fair Market Value” of a Common Share means the weighted average trading price of the Common Shares traded in Canadian dollars on the TSX during the relevant day or, if the volume of Common Shares traded on the New York Stock Exchange (“NYSE”) on that day exceeds the volume of Common Shares traded in Canadian dollars on the TSX on such relevant day, the weighted average trading price of the Common Shares on the NYSE.  The Fair Market Value so determined may be in Canadian dollars or U.S. dollars.  As a result, the Fair Market Value of a Common Share covered by a Canadian Option shall be either (a) such Fair Market Value as determined above, if in Canadian dollars, or (b) such Fair Market Value as determined above converted into Canadian dollars at the noon rate of exchange of the Bank of Canada on the relevant day, if in U.S. dollars.  Similarly, the Fair Market Value of a U.S. Option shall be either (a) such Fair Market Value as determined above, if in U.S. dollars, or (b) such Fair Market Value as determined above converted into U.S. dollars at the noon rate of exchange of the Bank of Canada on the relevant day, if in Canadian dollars.  If on the relevant day there is not a board lot trade in the Common Shares on each of the TSX and NYSE or there is not a noon rate of exchange of the Bank of Canada, then the Fair Market Value of a Common Share covered by a Canadian Option and the Fair Market Value of a Common Share covered by a U.S. Option shall be determined as provided above on the first day immediately preceding the relevant day for which there were such board lot trades in the Common Shares and a noon rate of exchange.  The Fair Market Value of a Common Share shall be rounded up to the nearest whole cent;

“Individual Optionee” means an Optionee who is an individual or the individual of which the Optionee is a permitted assign, as the case may be;

“Insider” has the meaning set forth in the Policy;

“MI 45-105” means Multilateral Instrument 45-105 of certain of the Canadian Securities Administrators, as amended from time to time;

“OBCA” means the Business Corporations Act (Ontario) and the regulations promulgated thereunder, both as amended from time to time;

“Offer” has the meaning set forth in Section 4.9 of this Plan;

“Option” means a non-assignable, non-transferable right to purchase Common Shares under this Plan;

“Optionee” means an Employee Participant, Executive Participant or Consultant Participant who has been granted one or more Options;

“Option Agreement” means a signed, written agreement between an Optionee and the Company, in the form attached as Schedule A, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an Option has been granted under this Plan;

“Participant” means an Employee Participant, Executive Participant or Consultant Participant;

“Permitted Assigns” has the meaning given to it in MI 45-105;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this stock option plan;

“Policy” means the Revised Policy of the TSX on Listed Company Share Incentive Arrangements, as set forth in sections 626 to and through 637.3 of the Company Manual of the TSX;

“Retirement” means retirement from active employment with the Company or an Affiliated Entity at or after age 65 or, with the consent for purposes of this Plan of such officer of the Company as may be designated by the Board, at or after such earlier age and upon the completion of such years of service as the Board may specify;

“Section 162(m) of the Code” shall mean the exception for performance-based compensation under section 162(m) of the Code and any U.S. Treasury regulations thereunder;

“Termination Date” means:

(i)                                  in the case of an Employee Participant or Executive Participant whose employment or term of office with the Company or an Affiliated Entity terminates in the circumstances set out in Subsection 4.7(b) or 4.7(c), the date that is designated by the Company or an Affiliated Entity, as the case may be, as the last day of the Optionee’s employment or term of office with the Company or the Affiliated Entity, as the case may be, provided that in the case of termination of employment by voluntary resignation by the Optionee, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date on which any period of reasonable notice that the Company or the Affiliated Entity (as the case may be) may be required at law to provide to the Optionee expires; and

(ii)                               in the case of a Consultant Participant whose consulting agreement or arrangement with the Company or an Affiliated Entity, as the case may be, terminates in the circumstances set out in Subsection 4.7(d) or 4.7(e), the date that is designated by the Company or the Affiliated Entity, as the case may be, as the date on which the Optionee’s consulting agreement or arrangement is terminated, provided that in the case of termination of employment by voluntary termination by the Optionee, such date shall not be earlier than the date notice of voluntary termination was given, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Company or the Affiliated Entity (as the case may be) may be required to provide to the Optionee under the terms of the consulting agreement or arrangement expires;

“TSX” means the Toronto Stock Exchange; and

“U.S. Option” means an Option for which the Exercise Price is stated and payable in U.S. dollars.

2.2                               Interpretation

(a)                                  Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b)                                 As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)                                  Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)                                 Unless otherwise specified, all references to money amounts are to U.S. currency.

ARTICLE 3
ADMINISTRATION

3.1                               Administration

Subject to 3.2, this Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a)                                  determine the individuals (from among the Participants) to whom Options may be granted;

(b)                                 grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Exercise Price;

(iii)	the time or times when each Option becomes exercisable and, subject to Section 4.3, the duration of the Exercise Period;

(iv)	whether restrictions or limitations are to be imposed on the Common Shares and the nature of such restrictions or limitations, if any;

(v)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Board may determine;

(c)                                  interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d)                                 make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board’s determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons.  The day-to-day administration of this Plan may be delegated to such officers and employees of the Company or of an Affiliated Entity as the Board determines.

3.2                               Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under this Plan.  In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board.  Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive.  Notwithstanding anything to the contrary contained herein, each Option intended to comply with Section 162(m) of the Code shall be approved by a compensation committee of the Board comprised solely of two or more “outside directors” (within the meaning of Section 162(m) of the Code); provided, however, that failure of an Option to be approved in a manner that satisfies the requirements of Section 162(m) shall not cause the Option to be void.

3.3                               Eligibility

All Employee Participants, Executive Participants and Consultant Participants are eligible to participate in this Plan, subject to Subsections 4.6(b) and 4.7(f). Eligibility to participate does not confer upon any Participant any right to be granted Options pursuant to this Plan.  The extent to which any Participant is entitled to be granted Options pursuant to this Plan will be determined in the discretion of the Board, provided however that the following restrictions shall also apply to this Plan:

(a)                                  the number of Common Shares reserved for issuance to any one person pursuant to Options must not exceed 5% of the outstanding issue of the Company;

(b)                                 the number of Common Shares reserved for issuance pursuant to Options granted to Insiders under this Plan, together with Common Shares issuable to Insiders under the Company’s other share compensation arrangements, must not exceed 10% of the outstanding issue of the Company;

(c)                                  the number of Common Shares issued to Insiders within any one year period pursuant to this Plan, together with Common Shares issuable to Insiders during that one year period under the Company’s other share compensation arrangements, must not exceed 10% of the outstanding issue of the Company;

(d)                                 the number of Common Shares issued pursuant to this Plan to any one Insider and such Insider’s Associates within a one year period, together with Common Shares issuable to such persons within that one year period under the Company’s other share compensation arrangements, must not exceed 5% of the outstanding issue of the Company;

(e)                                  the number of Common Shares to be issued under this Plan to any one Optionee during each calendar year during the term of the Plan shall not exceed 5% of the outstanding issue of the Company; and

(f)                                    the aggregate number of Common Shares to be issued to non-employee Directors, as a group, under this Plan, together with any Common Shares to be issued under to non-employee Directors any predecessor stock option plan of the Company, to non-employee Directors, as a group, shall not exceed 350,000.

For purposes of this Section, the term “outstanding issue” and “share compensation arrangements” have the meanings set forth in the Policy.  In addition, for purposes of Subsections (c) and (d) above, “outstanding issue” will be determined on the basis of the number of shares that are outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one year period.

3.4                               Total Common Shares Subject to Options

(a)                                  The aggregate number of Common Shares that may be issued pursuant to the exercise of Options must not exceed 5,000,000 Common Shares.  No Option may be granted if such grant would have the effect of causing the total number of Common Shares subject to Options to exceed the above-noted total number of Common Shares reserved for issuance pursuant to the exercise of Options.  Subject to applicable law and any shareholder or other approval which may be required, the Board may in its discretion amend this Plan to increase such number of Common Shares without notice to any Optionees.

(b)                                 To the extent Options terminate for any reason prior to exercise in full or are surrendered for cancellation or otherwise, the Common Shares subject to such Options shall be added back to the number of Common Shares reserved for issuance under this Plan and such Common Shares will again become available for grant under this Plan.

3.5                               Option Agreements

All grants of Options under Section 4.1 of this Plan will be evidenced by Option Agreements.  Such Option Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Board may direct.  Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Option Agreement to each Optionee.

3.6                               Non-transferability

Subject to Section 4.6 and the rules and policies of any stock exchange on which the Common Shares are listed, Options granted under this Plan may only be exercised during the lifetime of the Individual Optionee by such Individual Optionee personally.  Except to the extent permitted by such rules and applicable law, no assignment or transfer of Options, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Options whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Options will terminate and be of no further force or effect.  If any Individual Optionee (the “Original Optionee”) has transferred Options to a corporation pursuant to this Section 3.6 when such transfer is permitted by applicable rules or law, such Options will terminate and be of no further force or effect if at any time the Original Optionee should cease to own all of the issued shares of such corporation.

ARTICLE 4
GRANT OF OPTIONS

4.1                               Grant of Options

The Board may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may determine, grant Options to any Participant.

4.2                               Exercise Price

The purchase price of Common Shares purchasable under any Option will be as determined by the Board but in any event will be no less than the Fair Market Value of the Common Shares on the day prior to the Date of Grant.

4.3                               Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option, unless otherwise specified by the Board, expires on the fifth anniversary of the Date of Grant, provided that in no event will the Exercise Period of an Option exceed 10 years from its Date of Grant.

4.4                               Exercise Period

(a)                                  Options will vest and be exercisable in the manner determined by the Board and specified in the applicable Option Agreement.

Once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 4.9.  Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable.  The Board has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

Subject to the provisions of this Plan and any Option Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Company.

(b)                                 Provided that an Optionee has been employed by the Company or an Affiliated Entity for at least ten (10) consecutive years, on the date that the sum of the Optionee’s age and the Optionee’s years of service with the Company or an Affiliated Entity equals “70”, all of the unvested Options held by such Optionee shall immediately vest and become exercisable pursuant to the terms of this Plan.  Notwithstanding Sections 4.6 and 4.7, all such vested Options shall expire on the earlier of (a) the expiration of the term of such options, and (b) one year following the Termination Date. For the purposes of this section, an Optionee’s employment with the Company or an Affiliated Entity ends on the Termination Date.

(c)                                  Unless otherwise determined by the Board at grant, the Option Agreement shall provide that (i) in the event the Participant engages in a Detrimental Activity prior to any exercise of the Option, all Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Option, the Participant shall be deemed to have certified at the time of exercise that the Participant is in compliance with the terms and conditions of the Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in a Detrimental Activity during the one-year period commencing on the date the Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise of the Option (whether at the time of exercise or thereafter).  The Company’s rights in subsection (iii) shall also apply if it is determined that the Participant’s deemed certification pursuant to subsection (ii) was untrue. This Section 4.4(c) shall cease to apply upon a Change in Control.

4.5                               Payment of Exercise Price

The Exercise Notice must be accompanied by payment in full of the purchase price for the Common Shares to be purchased.  The Exercise Price must be fully paid in cash, or by certified cheque, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Board.  No Common Shares will be issued or transferred until full payment therefor has been received by the Company.  As soon as practicable after receipt of any Exercise Notice and full payment, the Company will deliver to the Optionee a certificate or certificates representing the acquired Common Shares.

4.6                               Retirement, Death or Disability of Optionee

If an Individual Optionee dies or becomes Disabled while an employee, director or officer of the Company or an Affiliated Entity or if the employment or term of office of the Individual Optionee with the Company or an Affiliated Entity terminates due to Retirement:

(a)                                  the executor or administrator of the Individual Optionee’s estate or the Individual Optionee, as the case may be, may exercise any Options of the Optionee to the extent that the Options were exercisable at the date of such death, Disability or Retirement and the right to exercise such Options terminates on the earlier of: (i) the date that is 180 days from the date of the Individual Optionee’s death, Disability or Retirement; and (ii) the date on which the Exercise Period of the particular Option expires.  Any Options held by the Optionee that were not exercisable at the date of death, Disability or Retirement immediately expire and are cancelled on such date; and

(b)                                 such Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the date of the Individual Optionee’s death, Disability or Retirement, as the case may be.

4.7                               Termination of Employment or Services

(a)                                  Where, in the case of an Employee Participant or Executive Participant, an Individual Optionee’s employment or term of office with the Company or an Affiliated Entity ceases by reason of the Individual Optionee’s death, Disability or Retirement, then the provisions of Section 4.6 will apply.

(b)                                 Where, in the case of an Employee Participant or Executive Participant, an Individual Optionee’s employment or term of office terminates by reason of: (i) termination by the Company or an Affiliated Entity without cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice); or (ii)

voluntarily resignation by the Optionee, then any Options held by the Optionee that are exercisable at the Termination Date continue to be exercisable by the Optionee until the earlier of: (A) the date that is 30 days after the Termination Date; and (B) the date on which the Exercise Period of the particular Option expires.  Any Options held by the Optionee that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

(c)                                  Where, in the case of an Employee Participant or Executive Participant, an Individual Optionee’s employment or term of office is terminated by the Company or an Affiliated Entity for cause, then any Options held by the Optionee, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Board, in its sole discretion.

(d)                                 Where, in the case of a Consultant Participant, an Optionee’s consulting agreement or arrangement terminates by reason of: (i) termination by the Company or an Affiliated Entity for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Optionee’s consulting agreement or arrangement); or (ii) voluntarily termination by the Individual Optionee; or (iii) the death or Disability of the Individual Optionee, then any Options held by the Optionee that are exercisable at the Termination Date, or at the date of the death or Disability of the Individual Optionee, as the case may be, continue to be exercisable by the Optionee until the earlier of: (A) the date that is 30 days from the Termination Date, or from the date of the death or Disability of the Individual Optionee, as the case may be; and (B) the date on which the Exercise Period of the particular Option expires.  Any Options held by the Optionee that are not exercisable at the Termination Date, or at the date of the death or Disability of the Individual Optionee, as the case may be, immediately expire and are cancelled on such date.

(e)                                  Where, in the case of a Consultant Participant, an Optionee’s consulting agreement or arrangement is terminated by the Company or an Affiliated Entity for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Optionee’s consulting agreement or arrangement), then any Options held by the Optionee, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion.

(f)                                    An Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the date that the Company or an Affiliated Entity, as the case may be, provides the Optionee with written notification that the Individual Optionee’s employment, term of office, consulting agreement or arrangement, as the case may be, is terminated, notwithstanding that such date may be prior to the Termination Date.

(g)                                 Notwithstanding Subsections 4.7(b) and (d), unless the Board, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or consulting arrangement within or among the Company or an Affiliated Entity for so long as the Participant continues to be any of an Employee Participant, a Consultant Participant or an Executive Participant.

4.8                               Discretion to Permit Exercise

Notwithstanding the provisions of Sections 4.6 and 4.7, the Board may, in its discretion, at any time prior to or following the events contemplated in such sections, permit the exercise of any or all Options held by the Optionee in the manner and on the terms authorized by the Board, provided that the Board will not, in any case, authorize the exercise of an Option pursuant to this section beyond the expiration of the Exercise Period of the particular Option.

4.9                               Change in Control

(a)                                  Notwithstanding anything else in this Plan or any Option Agreement, the Board may, without the consent of any Optionee, take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding Options into or for cash or options, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a “Change in Control” (as defined below).

(b)                                 Upon the Company entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change in Control, the Company shall give written notice of the proposed transaction to the Optionees, together with a description of the effect of such Change in Control on outstanding Options, not less than ten (10) Business Days prior to the closing of the transaction resulting in the Change of Control.

(c)                                  The Board may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding Section 4.4 or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change in Control provided that the Board shall not, in any case, authorize the exercise of Options pursuant to this section beyond the Expiry Date of the Options.  If the Board elects to accelerate the vesting of the Options, then if any of such Options are not exercised on or prior to completion of the transaction resulting in the Change in Control, such unexercised Options shall terminate and expire upon the completion of the transaction resulting in the Change in Control. If, for any reason, the transaction which would result in the Change in Control is not completed, the acceleration of the vesting of the Options shall be retracted and vesting shall instead revert to the manner provided in Section 4.4.

(d)                                 To the extent that the transaction resulting in a Change in Control is a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Company and the Board does not accelerate the vesting of Options pursuant to Subsection 4.9(c) or take action pursuant to Section 4.9(a), the Company shall make adequate provisions to ensure that, upon completion of the proposed transaction resulting in the Change in Control, the number and kind of shares subject to outstanding Options and/or the Exercise Price per share of Options shall be appropriately adjusted in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Optionees. The Board may make changes to the terms of the Options or this Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which the Common Shares are listed, provided that the value of previously granted Options, as determined by the Board in its discretion, and the rights of Optionees are not materially adversely affected by any such changes.

(e)                                  If any individual, corporation or other entity (an “Acquiror”) makes an offer to purchase all of the Common Shares (an “Offer”) and the Offer is accepted by all of the holders of Common Shares (or by a sufficient number of holders such that the Acquiror may statutorily acquire the balance of the outstanding Common Shares), each Optionee shall be required to exercise all Options held and sell the Common Shares which they acquire pursuant to such exercise of Options then owned by them to the Acquiror on the same terms and conditions as set out in the Offer.

(f)                                    For purposes of this Section 4.9, a “Change in Control” means the happening of any of the following events:

(i)                                     the completion of a transaction pursuant to which (A) the Company goes out of existence or (B) any Person, or any Associate or Affiliated Entity of such Person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or an Affiliated Entity, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the OBCA) of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities following which Eugene Melnyk is not the Chairman of the board of directors of the Company;

(ii)                                  the lease, exchange, license, sale or other similar disposition of all or substantially all of the Company’s assets in one transaction or a series of related transactions to an entity following which Eugene Melnyk is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, Eugene Melnyk does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation;

(iii)                               the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more Persons which were Affiliated Entities prior to such event;

(iv)                              during any period of 30 consecutive months beginning on or after the date of this Plan, the persons who were members of the Board immediately before the beginning of such period (the “Incumbent Directors”) cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Company, provided that any director who was not a director as of the date of this Plan shall be deemed to be an Incumbent Director if such director is elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a Person other than a member of the Board; or

(v)                                 a merger, amalgamation, arrangement or consolidation of the Company with any other corporation following which Eugene Melnyk is no longer chairman of the Company, other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control.

(g)                                 If the Board elects to accelerate the vesting of any or all outstanding Options immediately prior to the completion of a transaction resulting in a Change in Control, it may also determine that all such outstanding Options will be purchased by the Company or an Affiliated Entity at the “Change in Control Price” (as defined below), less the applicable Exercise Price for such Options, as of the date such Change in Control is determined to have occurred or as of such other date prior to the Change in Control as the Board may determine. Outstanding Options may only be purchased by the Company or an Affiliated Entity, as described above, however, if the Change in Control Price is higher than the Exercise Price for such outstanding Options.

For purposes of this Subsection 4.9(g), “Change in Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change in Control at any time during the five trading days (or if the Common Shares are not listed on any stock exchange, during the three month period) preceding the Change in Control, as determined by the Board.

4.10                        Conditions of Exercise

Each Optionee will, when requested by the Company, sign and deliver all such documents relating to the granting or exercise of Options which the Company deems necessary or desirable.

ARTICLE 5
SHARE CAPITAL ADJUSTMENTS

5.1                               General

The existence of any Options does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company, to create or issue any bonds, debentures, Common Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a  similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

5.2                               Reorganization of Company’s Capital

Should the Company effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that, in the opinion of the Board, would warrant the replacement or amendment of any existing Options in order to adjust: (a) the number of Common Shares that may be acquired on the exercise of any outstanding Options; and/or (b) the Exercise Price of any outstanding Options in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

5.3                               Other Events Affecting the Company

In the event of an amalgamation, combination, merger or other reorganization involving the Company by exchange of Common Shares, by sale or lease of assets or otherwise, that, in the opinion of the Board, warrants the replacement or amendment of any existing Options in order to adjust: (a)  the number of Common Shares that may be acquired on the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

5.4                               Immediate Exercise of Options

Where the Board determines that the steps provided in Sections 5.2 and 5.3 would not preserve proportionately the rights and obligations of the Optionees in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate exercise of any outstanding Options that are not otherwise exercisable.

5.5                               Issue by Company of Additional Shares

Except as expressly provided in this Article 5, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (a) the number of Common Shares that may be acquired on the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options.

5.6                               Fractions

No fractional Common Shares will be issued on the exercise of an Option.  Accordingly, if, as a result of any adjustment under Sections 5.2 to 5.4 inclusive, an Optionee would become entitled to a fractional Common Share, the Optionee has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

5.7                               Conditions of Exercise

This Plan and each Option are subject to the requirement that if at any time the Board determines that the listing, registration or qualification of the Common Shares subject to such Option upon any stock exchange or under any provincial, state or federal law, or the consent or approval of any governmental body, stock exchange or of the holders of the Common Shares generally, is necessary or desirable, as a condition of, or in connection with, the granting of such Option or the issue or purchase of Common Shares thereunder, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.  The Optionees shall, to the extent applicable, cooperate with the Company in relation to such listing, registration, qualification, consent or other approval and shall have no claim or cause of action against the Company or any of its officers or directors as a result of any failure by the Company to obtain or to take any steps to obtain any such registration, qualification or approval.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1                               Legal Requirement

The Company is not obligated to grant any Options, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by an Optionee or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency.

6.2                               Optionee’s Entitlement

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Company and an Affiliated Entity.  For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an Affiliated Entity ceases to be an Affiliated Entity.

6.3                               Withholding Taxes

The exercise of each Option granted under this Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is required under applicable law in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company.  In such circumstances, the Company may require that an Optionee pay to the Company, in addition to and in the same manner as the Exercise Price for the Common Shares, such amount as the Company is obliged to remit to the relevant taxing authority in respect of the exercise of the Option.

6.4                               Rights of Participant/Optionee

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving an Optionee a right to remain in the employ of the Company or an Affiliated Entity.  No Optionee has any rights as a shareholder of the Company in respect of Common Shares issuable on the exercise of rights to acquire Common Shares under any Option until the allotment and issuance to the Optionee of certificates representing such Common Shares.

6.5                               Termination; Amendment

(a)                                  This Plan will terminate and, for greater certainty, all unexercised Options shall terminate and expire on the earliest of:

(i)            the date upon which no further Common Shares remain available for issuance pursuant to Options which may be granted under this Plan and no Options remain outstanding; and

(ii)           upon the occurrence of a Change in Control provided that the Board accelerates the vesting of Options pursuant to Section 4.9,

unless this Plan is renewed for such further period and upon such terms and conditions as the Board may determine.

(b)                                 The Board may, without notice, at any time or from time to time, amend, suspend or terminate this Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate.  No such amendment, suspension or termination of this Plan, without the consent of any Optionee or the representatives of his or her estate, as applicable, alters or impairs any rights or obligations arising from any Option previously granted to an Optionee under this Plan.  In addition, no such modification shall be undertaken that would cause a previously granted Option intended to qualify for favourable treatment under Section 162(m) to cease to so qualify.

6.6                               Indemnification

Every Director will at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Director, otherwise than by the Company, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.

6.7                               Quebec Stock Savings Plan

If the Common Shares qualify in any period for purposes of a stock savings plan under the Taxation Act (Quebec) (the “Act”), the Company shall so notify all Quebec resident Employee Participants and Executive Participants who are officers of the Company or of an Affiliated Entity, whereupon any such Participant who wishes to deposit pursuant to the Act some or all of the Common Shares to be issued to them under this Plan in such period shall so indicate in the Exercise Notice.

6.8                               Participation in the Plan

The participation of any Participant in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment or service nor a commitment on the part of the Company to ensure the continued employment or service of such Participant. This Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. The Company does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

6.9                               Effective Date

The Plan shall be effective June 25, 2004, subject, solely to the extent required by any applicable law (including, without limitation, approval required under Section 162(m) of the Code or Section 422 of the Code) or registration, stock exchange, quotation system, listing or similar rule or regulation, to approval by the shareholders of the Company in the manner set forth in such law, regulation or rule.

6.10                        Governing Law

This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE A

2004 STOCK OPTION PLAN OPTION AGREEMENT

Biovail Corporation (the “Company”) hereby grants to the Optionee named below (the “Optionee”), an option (the “Option”) to purchase, in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the 2004 Stock Option Plan (the “Plan”) of the Company dated •, 2004, the number of common shares in the capital of the Company (“Common Shares”) at the price per share set forth below:

Name of Optionee:

Type of Participant:               [Employee Participant, Executive Participant, or Consultant Participant]

Date of Grant:

Total Number of Common Shares Subject to Option:

Exercise Price:

Vesting:

1.                                       The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Option Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2.                                       Subject to Sections 4.9 and 5.4 of the Plan, each Option is exercisable in the instalments and subject to the conditions set forth above.

3.                                       The provisions in the Plan regarding Detrimental Activity shall apply to this Option.  In the event that the Optionee engages in Detrimental Activity prior to the exercise of the Option, the Option shall terminate and expire as of the date the Optionee engaged in such Detrimental Activity.  As a condition of the exercise of the Option, the Optionee shall be deemed to have certified at the time of exercise in the Exercise Notice that the Optionee is in compliance with the terms and conditions of the Plan and that the Optionee has not engaged in, and does not intend to engage in, any Detrimental Activity.  In the event the Optionee engages in Detrimental Activity, the Company shall be entitled to enforce its rights under the Plan and all other rights available to it at law or equity.

4.                                       In no event is the Option granted hereunder exercisable after the expiration of the relevant Exercise Period.

5.                                       No fractional Common Shares will be issued on the exercise of the Option granted hereunder.  If, as a result of any adjustment to the number of Common Shares issuable on the exercise of the Option granted hereunder pursuant to the Plan, the Optionee would be entitled to receive a fractional Common Share, the Optionee has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

6.                                       Nothing in the Plan or in this Option Agreement will affect the Company’s right, or that of an Affiliated Entity, to terminate the employment of, term of office of, or consulting agreement or arrangement with an Optionee at any time for any reason whatsoever. Upon such termination, an Optionee’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options.  Complete details of such restrictions are set out in the Plan, and in particular in Sections 4.6 and 4.7 thereof.

7.                                       Each notice relating to the Option, including the exercise thereof, must be in writing.  All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Chief Legal Officer.  All notices to the Optionee will be addressed to the principal address of the Optionee on file with the Company. Either the Company or the Optionee may designate a different address by written notice to the other.  Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing.  Any notice given by either the Optionee or the Company is not binding on the recipient thereof until received.

8.                                       When the issuance of Common Shares on the exercise of the Option may, in the opinion of the Company, conflict or be inconsistent with any applicable law or regulation of any governmental agency having jurisdiction, the Company reserves the right to refuse to issue such Common Shares for so long as such conflict or inconsistency remains outstanding.

9.                                       Subject to Section 4.6 of the Plan, the Option granted pursuant to this Option Agreement may only be exercised during the lifetime of the Optionee by the Optionee personally and, subject to Section 3.6 of the Plan, no assignment or transfer of the Option, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Option granted hereunder terminates and is of no further force or effect.  Complete details of this restriction are set out in the Plan.

10.                                 The  Optionee hereby agrees that:

(a)                                  any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Company and the Optionee; and

(b)                                 the grant of the Option does not affect in any way the right of the Company or any Affiliated Entity to terminate the employment or service of the Optionee.

A-2

11.                                 This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

BIOVAIL CORPORATION

By:
Authorized Signatory

I have read the foregoing Option Agreement and hereby accept the Option to purchase Common Shares in accordance with and subject to the terms and conditions of such Agreement and the Plan.  I understand that I may review the complete text of the Plan by contacting the Chief Legal Officer of the Company.  I agree to be bound by the terms and conditions of the Plan governing the Option.

Date Accepted	Optionee’s Signature

Optionee’s Name
(PLEASE PRINT)

A-3

SCHEDULE B

2004 STOCK OPTION PLAN EXERCISE NOTICE FORM - OPTIONS

1.                                                                                       The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Exercise Notice and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Biovail Corporation 2004 Stock Option Plan (the “Plan”).

2.                                                                                       I,                                                                                                      , hereby certify that:

(PRINT NAME)

(a)                                  I am in compliance with the terms and conditions of the Plan and I have not engaged in, and do not intend to engage in, any Detrimental Activity; and

(b)                                 I, hereby exercise the option to purchase                          Common Shares at a purchase price of [Cdn]$                per Common Share.  This Exercise Notice is delivered in respect of the option to purchase               Common Shares that was granted to me on                           pursuant to the Option Agreement entered into between the Company and me.  In connection with the foregoing, I enclose cash, a certified cheque, bank draft or money order payable to the Company in the  amount of [Cdn]$                         as full payment for the Common Shares to be received upon exercise of the Option.

Date Accepted	Optionee’s Signature